

Mail Stop 3010

September 2, 2009

Kenneth S. Klein, President
Klein Retail Centers, Inc.
89 West Chicago Street
Coldwater, MI 49036

> **Re:** **Klein Retail Centers, Inc.**
> **Amendment No. 2 to Form S-11**
> **Filed August 10, 2009**
> **File No. 333-157962**

Dear Mr. Klein:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please note that the page numbers included below are references to the pages in your EDGAR filing.

General Comments

1.   We note your response to comment 1 of our letter dated July 24, 2009. We are unable to agree that the selling material posted on your website prior to filing the registration statement did not constitute an offer of your securities. It appears that this offer was inconsistent with Section 5(c) of the 1933 Act, which prohibits the offer of securities unless a registration statement has been filed. In addition, please note that Section 5(b) prohibits the use of any prospectus that does not meet the requirements of Section 10, and the term "prospectus" is defined very broadly in Section 2(10) of the 1933 Act. Considering that the website was not

password protected at that time and the material was available for any person to view, it appears that posting the material on your website was a public offering of your securities. Please revise the prospectus to discuss the risks associated with your unregistered offer and the use of a non-conforming prospectus, including contingent liability for possible rescission of those sales, or explain to us in detail why you believe the risk is not material to investors.

2. We note your response to comment 2 of our letter. The Commission's integration guidance in Securities Act Release No. 8828 (Aug. 3, 2007) sets forth a framework for analyzing potential integration issues, but it does not eliminate the concept of general solicitation. If investors in the private offering become interested in the private offering by means of the registration statement, then the registration statement will have served as a general solicitation for the securities being offered privately and Section 4(2) would not be available. Refer to the Division of Corporation Finance's Compliance and Disclosure Interpretations, Securities Act Sections, Question 139.25. Please explain to us how you will ensure that purchasers in the private placement are solicited by means other than the registration statement.

Current Operations, page 16

3. We note your response to comment 7 of our letter. In your response, you note that the appraisals were to be completed by August 14, 2009. Please update your disclosure accordingly. Also, please tell us the methodology used by the independent appraisers to value each property.

Mortgage Loan on the Properties, page 18

4. Please revise to disclose the current principal amount outstanding on the mortgage loan if any principal has been paid. Also, please disclose the total amount of principal and interest due at maturity.

Management's Discussion and Analysis …, page 28

Current Operations, page 28

5. We note your response to comment 12 of our letter. Your revised disclosure states that you have positive monthly cash flow of $13,004. However, based on your revisions, it appears that your monthly cash flow would be $22,636. Additionally, it appears that you pay $139,888 in monthly expenses and that the tenants pay $18,658 in monthly expenses. Please revise or advise.

6.   Please update this section to provide disclosure as of June 30, 2009.

Executive Compensation, page 30

7.   We not the disclosure on page 20, which states that in 2008 KRC issued shares to employees of Midwestern Management for services rendered to KRC, loyalty shown, and possible incentive for future services. Please revise the summary compensation table to reflect the portion of those shares, if any, that were issued to Mr. Klein.

8.   Footnote (2) to the summary compensation table states that no payments were made for the redemption of shares issued to Mr. Klein. Please reconcile this disclosure with the disclosure in Part II of the registration statement, which states that the shares issued to Mr. Klein were redeemed by KRC at a redemption price equal to par.

Financial Statements

9.   Please update the financial statements in accordance with Rule 8-08 of Regulation S-X.

Note 5 – Stockholders' Equity and Member's Equity, page 13; Note 6 - Related Party Transactions, page 14

10.   We note your response to comment 19. Further expand on your evaluation of paragraph 7 of SFAS 123R to explain how you determined that the fair value of the shares issued is more reliably measurable than the fair value of the services received.

Part II

Item 32 and 33. Sales to Special Parties and Sales of Unregistered Securities

11.   We note your response to comment 23 of our letter. We note that you relied on Rule 504 of Regulation D for the sale of 252,430 to 56 investors. Please tell us why you did not file a Form D in connection with these sales. For further guidance, refer to the Division of Corporation Finance's Small Business Compliance Guide for Filing a Form D Notice, which is available at www.sec.gov. Additionally, please explain to us how you complied with each of the other conditions set forth in Rule 504. In preparing your response, please also refer to Rules 501, 502, and 503 of Regulation D.

*   *   *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jorge Bonilla at (202) 551-3414 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Lee W. Cassidy (*via facsimile*)